Exhibit 99.3

INTRODUCTION | ABOUT SASOL · STRATEGIC OVERVIEW · CREATING VALUE · DELIVERING · GOVERNANCE AND REWARDS · ADMINISTRATION

CHIEF FINANCIAL OFFICER'S STATEMENT



"We believe Sasol can make a significant global contribution to innovating for a better world."

Hanré Rossouw
Chief Financial Officer

KEY MESSAGES

- Strategic divestments successfully concluded
- Continued delivery of Sasol 2.0
- Climate change delivery framework
- Disciplined capital allocation

We can look ahead with renewed confidence supported by a strengthened balance sheet and stong liquidity.

Improved profitability	Strengthened balance sheet	Dividend restored	Self-funded transition
✓	✓	✓	✓
		1 470 cents per ordinary share	**R15 – 25bn** capital delivering 2030 target





Dear stakeholders

The past financial year saw significant volatility, with businesses across the world facing uncertainty from the ongoing impact of COVID-19, global supply chain disruption and the Russia/Ukraine conflict. Sasol was also materially impacted by these factors. Operational challenges, particularly experienced in the first half of the financial year, led to lower volumes, but there was a strong overall outcome with improved financial performance alongside higher Brent crude oil, refining margins and chemical prices. This financial performance was enhanced by realisation of asset divestment proceeds resulting in a stronger balance sheet and proactive management of the headwinds ensuring efficiency and effectiveness of the business. In this context Sasol can look ahead to FY23 with renewed confidence and therefore approved the reinstatement of the dividend.

Strong financial performance

During the year, the pricing environment for Sasol's key products and increased demand were offset by operational challenges faced at our South African operations where coal quality and supply were constrained and resulted in lower production. Operations in the South African value chain stabilised during the second half of the year and largely achieved their revised operating plans.

EBIT was impacted by higher labour and maintenance cost, as well as increased electricity purchases from Eskom arising from the diversion of gas from utility generation to production, offset by savings from Sasol 2.0 initiatives. The ongoing recovery and stabilisation of the South African value chain remains a key focus area for FY23, with specific focus on security of quantity and quality of coal supply, as well as gas supply from Mozambique.

Further balance sheet strengthening was achieved through realisation of asset divestments alongside stronger operating cash flows. At 30 June 2022, our total debt was R105,1 billion (US$6,5 billion) compared to R102,9 billion (US$7,2 billion) at 30 June 2021, and our liquidity headroom was R100,7 billion (US$6,2 billion), consistent with our objective to maintain liquidity in excess of US$1 billion. At the start of the period, protection of downside risk for the balance sheet was a key priority for the company with elevated leverage and a volatile macroeconomic environment. The hedging programme was therefore in place to mitigate the risk of adverse movements in oil price, ethane price and currency. As a result of unexpected pricing strength, the hedging programme resulted in significant losses – R18,3 billion in this period. The hedging programme is updated regularly to address changes in our commodity and currency exposure. The balance sheet has significantly deleveraged and we are reducing the hedge cover ratio as our balance sheet strengthens further.

SASOL INTEGRATED REPORT 2022 18

INTRODUCTION | ABOUT SASOL | STRATEGIC OVERVIEW | CREATING VALUE | DELIVERING | GOVERNANCE AND REWARDS | ADMINISTRATION

CHIEF FINANCIAL OFFICER'S STATEMENT (CONTINUED)

Embedding the early success of Sasol 2.0

Sasol's transformation programme, Sasol 2.0, commenced in 2021. Significant progress has now been made towards more competitive cost structures, improved cash generation, an optimised operating model and a balance sheet that is better able to navigate a volatile environment.

During FY22 we significantly surpassed both the committed cash fixed cost (up to R3 billion) and gross margin (R1,5 billion) targets. The focus for FY23 is on embedding these gains and continuing to develop the remaining initiatives to meet our FY25 targets.

Delivering with Purpose
FUTURE SASOL

Initiatives delivering value

- The implementation of the new operating model is establishing a leaner organisational structure, which is expected to deliver sustainable savings of ~R2,5 billion per annum from FY25 onwards, relative to the FY20 baseline.
- A number of initiatives are being implemented to reduce the cash fixed costs including the optimisation of our real estate portfolio. A reduction in professional fees is visible from the FY20 base but requires monitoring to ensure sustainability. Chemicals Europe embarked on a maintenance improvement process that will lead to improved plant reliability and will help keep the maintenance cost at a moderate increase. New business models are explored to manage demand for services and materials in order to optimise spend.
- Margin improvements in the Chemicals and Energy business are being delivered through external spend optimisation, plant efficiency improvements related to feedstock optimisation, debottlenecking and reduction of processing losses and market driven strategies to maximise value.

In support of Sasol 2.0, we are focusing on creating a smart and connected value chain for speedy data driven decision-making, enabling digital initiatives, safeguarding systems to minimise disruptions and establish capabilities to link into suppliers and customers environments.

Dividends restored

We remain committed to delivering sustainable shareholder returns and are pleased to declare a final dividend of R14,70 per ordinary share for the year ended 30 June 2022, the first dividend since the final dividend declared for FY18.

Disciplined capital allocation

We communicated an updated capital allocation framework and governance structure at the Capital Markets Day in 2021 in order to give clarity on our approach to optimising risk-weighted returns for the long term. In order to achieve this, we must continue to stick to our priorities:

- Maintaining a robust balance sheet with strong liquidity;
- Safeguarding the integrity and reliability of our existing assets;
- Meeting our climate change targets;
- Ensuring shareholders participate directly in our increasing profitability; and
- Making disciplined investments in value accretive growth opportunities where we are confident that on a risk-weighted basis this represents the best outcome for shareholder value.

We remain on track to keep our capital spending to maintain and transform the business within a R20 to R25 billion annual range in real terms. At these levels we continue to safeguard capital investment to ensure safe and reliable operations and meet our self-funded 2030 GHG reduction targets.

The aggregate capital for our 30% GHG emission reduction is estimated at between R15 to R25 billion of cumulative spend up to FY30 and is included in the R20 to R25 billion per annum annual capital cash flow. The 2022 capital in this category was limited to study cost. R0,5 billion transform capital spend is planned for FY23, with peak transform capital spending forecast for FY25 to FY27. Discretionary cash flow generation will start to build steadily over the next few years as we further delever the balance sheet and realise the incremental benefits of Sasol 2.0.

In conclusion

Good demand recovery, stronger pricing and improved operating performance in the second half of FY22, contributed to a strong financial performance. This also resulted in a robust liquidity position and reduced leverage by year end. I am delighted that this has meant that we were in a position to resume dividend payments.

Moving forward, our short-term focus will continue to be on improving our balance sheet by hitting our operating targets and embedding our Sasol 2.0 gains, whilst also making progress on our plans to achieve our sustainability goals.

I thank the Board and GEC for their support and the Finance team for their resilience and dedication. I look forward to my journey ahead with Sasol and I want to reiterate that we remain committed to operating and capital allocation discipline and so delivering a brighter future for all our stakeholders.

Hanré Rossouw
Chief Financial Officer
26 August 2022

OUTLOOK FOR FINANCIAL YEAR 2023

SASOL CHEMICALS

Chemicals Africa sales
6 – 12% higher
Improved operational performance

Chemicals America sales
5 – 10% higher
Continued LCCP ramp-up

Chemicals Eurasia sales
0 – 5% higher
Improved demand
Geopolitical risk remains

SASOL ENERGY

Mining productivity
1 000 – 1 100 t/cm/s
Improvement through Fulco ramp-up

Mozambique gas production
109 – 112 bscf
Drilling campaign on track

Liquid fuels sales
53 – 56 mm bbl
Improved fuels demand

SO production
7,0 – 7,2 mt
Improved plant utilisation
Coal stockpile stability

ORYX GTL utilisation
83% – 88%
Unplanned shutdown in Q1

SASOL INTEGRATED REPORT 2022 19